

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Alan M. Brown
President, CEO, CFO, and Director
TOMBSTONE EXPLORATION CORP
6529 E. Friess Drive
Scottsdale, AZ 85254

> **Re: Tombstone Exploration Corporation**
> **Form 20-F for the fiscal year ended December 31, 2021**
> **Filed June 29, 2022**
> **File No. 000-29922**

Dear Alan M. Brown:

We issued comments to you on the above captioned filing on February 22, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 31.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please direct any questions to George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation